[redacted]

14041801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ConAm Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3990 Ruffin Road, Suite 100
(No. and Street)

San Diego (City) California (State) 92123-1826 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph W. Tilley (858) 614-7271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich Baron Goodyear LLP
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 255, Long Beach, California 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB - 5 2014
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph W. Tilley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ConAm Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

______________________ Signature of Document Signer No. 1

______________________ Signature of Document Signer No. 2 (if any)

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me

on this 15 (Date) day of January (Month), 2014 (Year),
by

(1) Ralph W. Tilley, President (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) N/A (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

DORA J. WESTCOTT
Commission # 1886563
Notary Public - California
San Diego County
My Comm. Expires Apr 22, 2014

Place Notary Seal Above

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: N/A

Document Date: ______________ Number of Pages: ______

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1 — Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2 — Top of thumb here

CONAM SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF CONTINENTAL AMERICAN PROPERTIES, LTD.)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
ConAm Securities, Inc.
San Diego, California

Report on the Financial Statements

We have audited the accompanying financial statements of ConAm Securities, Inc. (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ConAm Securities, Inc.. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 10-12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 10-12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 10-12 is fairly stated in all material respects in relation to the financial statements as a whole.

Goodrich Baron Goodyear LLP

Long Beach, California
January 20, 2014

CONAM SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF CONTINENTAL AMERICAN PROPERTIES, LTD.)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS	
Cash	
General Checking Account	$ 31,222
Total Cash	31,222
CRD Deposit	1,906
Prepaid expenses	2,170
Deferred tax asset	2,614
TOTAL ASSETS	$ 37,912
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 9,244
TOTAL LIABILITIES	9,244
STOCKHOLDER'S EQUITY	
Common stock authorized 1,000 shares, 75 shares issued and outstanding at stated value of $1	7,500
Additional paid-in capital	7,500
Retained earnings	13,668
TOTAL STOCKHOLDER'S EQUITY	28,668
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 37,912

See the Independent Auditor's Report
and notes to the financial statements

CONAM SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF CONTINENTAL AMERICAN PROPERTIES, LTD.)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES		
Administration Fees		$ 60,000
Interest Income		1
TOTAL REVENUES		60,001
OPERATING EXPENSES		
Consulting fees	31,362	
Salary reimbursement to parent company	4,416	
Licenses and regulatory fees	1,406	
Fidelity bond	576	
Other administration	1,074	
Professional fees	15,263	
TOTAL OPERATING EXPENSES		54,097
INCOME BEFORE INCOME TAXES		5,904
INCOME TAXES		2,686
NET INCOME		$ 3,218

See the Independent Auditor's Report
and notes to the financial statements

CONAM SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF CONTINENTAL AMERICAN PROPERTIES, LTD.)
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2013	75	$ 7,500	$ 7,500	$ 10,450	$ 25,450
Net Income	-	-	-	3,218	3,218
Balance, December 31, 2013	75	$ 7,500	$ 7,500	$ 13,668	$ 28,668

See the Independent Auditor's Report
and notes to the financial statements

CONAM SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF CONTINENTAL AMERICAN PROPERTIES, LTD.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	
Net Income	$ 3,218
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred tax asset	786
(Increase) decrease in:	
Prepaid income expenses	(338)
CRD account	(1,501)
Increase (decrease) in:	
Accounts payable and accrued expenses	22
Net cash provided by operating activities	2,187
CASH FLOWS USED BY INVESTING ACTIVITIES	-
CASH FLOWS USED BY FINANCING ACTIVITIES	-
CHANGE IN CASH	2,187
BEGINNING CASH	29,035
ENDING CASH	$ 31,222
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash Payments For Taxes	$ 1,900
Cash Payments For Interest	$ -

See the Independent Auditor's Report and notes to the financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Con Am Securities, Inc. (the "Company") is a registered broker-dealer incorporated under the laws of the State of California maintaining its main office in San Diego, California. The Company is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3, as well as the disclosure of information relating to possession and control requirements pursuant to Rule 15c3-3. The Company's operations are primarily funded by administration fees received from its parent company, Continental American Properties, Ltd (the "Parent Company"). The Firm is unique in that it only conducts a securities business in marketing offerings consisting of Direct Participation Programs for its parent, Continental American Properties, Ltd.

WHOLLY OWNED SUBSIDIARY

ConAm Securities, Inc. is a wholly subsidiary of Continental American Properties, Ltd.

Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation has been provided using the accelerated method over the assets' estimated useful lives which range from 3 to 7 years.

Revenue Recognition

The Company recognizes administration fees as revenue when the related services are provided.

Subsequent Events
Management has evaluated events and transactions occurring subsequent to year-end through the date that the financial statements were available for distribution, which was January 20, 2014. No transactions or events were found that were material enough to require recognition in the financial statements.

SIPC
The SIPC assessment has been determined fairly in accordance with applicable instructions and was timely remitted. Effective December 31, 2013, all broker-dealers must file a copy of its Independent Auditor's Report with SIPC.

NOTE 2 - PROPERTY AND EQUIPMENT
Property and equipment consists of the following:

Computer equipment	$ 1,226
Less accumulated depreciation	(1,226)
Net property and equipment	$ -

NOTE 3 - RELATED PARTY TRANSACTIONS
During the year ended December 31, 2012, the Company earned $60,000 in administration fees from its Parent Company and recorded $4,800 of expenses that were reimbursed by the Company to its parent company.

NOTE 4 - NET CAPITAL
The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2013 the net capital was $21,978 which exceeded the required minimum capital by $16,978. The aggregate indebtedness to net capital ratio was .4206 to 1.

NOTE 5 - INCOME TAXES
The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ -	$ 1,900	$ 1,900
Deferred	786	-	786
	$ 786	$ 1,900	$ 2,686

As required by generally accepted accounting principles, the Company has recognized deferred taxes for the expected future tax consequences of timing differences. Timing differences include the use of cash basis for

tax purposes and accrual basis for accounting purposes and the recognition of net operating loss carryforwards. The Company's differences result primarily from the loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

Deferred tax assets arise from differences in timing of deductions for book and tax purposes of the following expenses to the extent indicated as of December 31, 2013:

Federal net operating loss (approximately $15,000)	$	2,614
State Net operating loss (approximately $30,000)		2,667
Valuation allowance		(2,667)
Net deferred tax asset	$	2,614

There was no change in the valuation account during the year.

The net operating losses expire through 2030.

The Company was required to pay minimum state taxes of approximately $1,900.

CONAM SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF CONTINENTAL AMERICAN PROPERTIES, LTD.)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2013

Net Capital Computation		
Total Equity from the Statement of Financial Condition		$ 28,668
Less non-allowable assets:		
Prepaid expenses and CRD deposit	4,076	
Deferred tax asset	2,614	
		6,690
Net Capital		$ 21,978
Computation of Basic Net Capital Requirement		
Minimum Capital required (6 2/3% of aggregate indebtedness)		$ 616
Minimum dollar net capital required		$ 5,000
Net Capital requirement(Greater of two figures)		$ 5,000
Excess net capital		$ 16,978
Computation of Ratio of Aggregate Indebtedness to Net Capital		
Total aggregate indebtedness		$ 9,244
Ratio of aggregate indebtedness to net capital		.4206 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1		N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the net capital above.

CONAM SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF CONTINENTAL AMERICAN PROPERTIES, LTD.)
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2013

Not Applicable-The Company is not required to prepare a Computation of Reserve Requirement pursuant to SEC Rule 15c3-3 as it is a corporation receiving solely management fees from its parent company. The Company does not receive or deliver customer funds or securities and is exempt from SEC Rule 15c3-3 pursuant to the (k)(2)(i).

CONAM SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF CONTINENTAL AMERICAN PROPERTIES, LTD.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2013

Not Applicable-The Company is not subject to the requirements of SEC Rule 15c3-3 Customer Protection - reserves and custody with respect to physical possession or control as set forth in the rule, as it does not receive or hold customer funds or securities and is exempt from SEC Rule 15c3-3 based on Section (k)(2)(i).

See the Independent Auditor's Report
and notes to the financial statements

GBG LLP
GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
ConAm Securities, Inc.
San Diego, CA

In planning and performing our audit of the financial statements of ConAm Securities, Inc. Securities (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13,
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control activities that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Con Am Securities, Inc. as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated January 20, 2014. The Company has not implemented adequate segregation of the duties over cash receipts and disbursement transactions. The Company consists solely of the Owner, with no employees, and is therefore unable to implement any procedures that provide for safeguards inherent in establishing a segregation of duties over cash.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich, Baron Goodyear, LLP

Long Beach, California
January 20, 2014